UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                    (Amendment No. ________)*


                  Reckson Associates Realty Corp.

                        (Name of Issuer)

                   Common Stock - Class B
                 (Title of Class of Securities)

                            75621K304
                         (CUSIP Number)

                     Basso Securities Ltd.
                    1281 East Main Street
                 Stamford, Connecticut 06902
                    Telephone: (203) 324-8400


          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 17, 2002

       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Cohen & Steers Capital Management, Inc.
          13-335336

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a).......................................................................

   (b).......................................................................


3. SEC Use Only
   ..........................................................................

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e) .................

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With
  7. Sole Voting Power
     2,057,025

  8. Shared Voting Power
     ........................................................................

  9. Sole Dispositive Power
     2,126,825

 10. Shared Dispositive Power................................................

 11. Aggregate Amount Beneficially Owned by Each Reporting Person
     2,126,825

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) ...........

  13. Percent of Class Represented by Amount in Row (11)
      20.68%

 14. Type of Reporting Person (See Instructions)
     IA


Item 1.                   Security and Issuer
The class of equity securities to which this statement relates is the Common Shares - Class B of Reckson Associates Realty Corp., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 225 Broadhollow Road, Melville, New York 11747.


Item 2.                   Identity and Background
The name of the person filing this statement is Cohen & Steers Capital Managment, Inc., an entity established under the laws of New York (the "Company"), whose principal business is investing funds held on behalf of institutional clients. The address of the Company's principal executive office is 757 Third Avenue, New York, New York 10017.

Item 3. Source and Amount of Funds or Other Consideration The Shares were purchased using available cash in client accounts.

Item 4.             Purpose of Transaction

The securities have been acquired for the purpose of making an investment in the Issuer on behalf of client accounts, and not with the purpose of taking any actions that are designed to control the Issuer. The investment in the Issuer will be reviewed from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, actions may be taken in the future as may be deemed appropriate in light of the circumstances existing from time to time. Additional securities of the Issuer may be acquired either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the securities may be disposed of either in the open market or in privately negotiated transactions.

Except as set forth above, there are no definitive plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.



Item 5.              Interest in Securities of the Issuer

              (a) The Company is the sole beneficial owner of 2,126,825 shares of Class B Common Stock representing 20.68% of the outstanding shares of the Issuer's Class B Common Stock.

              (b) The Company has the sole power to vote or to direct the vote or dispose or direct the disposition of 2,057,025 shares of Class B Common Stock. To the knowledge of the Company, there are no shares of Class B Common Stock which are beneficially owned by any director or executive officer listed under Item 2.

              (c) The persons named in response to paragraph (a) have engaged in one or more transactions in the Issuer's securities during the past sixty days. On April 17, 2002, securities of the Issuer were acquired and resulted in an obligation to file this Schedule 13D.

              (d)  Not applicable

              (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None



Item 7.              Material to Be Filed as Exhibits

Not applicable.

                                Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date

April 26, 2002

Signature



Name/Title

Martin Cohen, President